SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
             AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               GLOBAL LINKS CORP.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    379404205
                                 (CUSIP Number)


                                 Robert C. Brehm
                             USM Capital Group, Inc.
                             5922-B Farnsworth Court
                           Carlsbad, California 92008

                                 (760) 918-1860
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 30, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box .


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           USM Capital Group, Inc.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) __
                                                                  (b) __

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3          SEC USE ONLY

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4          SOURCE OF FUNDS (SEE INSTRUCTIONS)
           OO                                                         __
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS
           2(d) or 2(e)
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
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---------------------- ------ --------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 3,600,000 shres of the Common Stock of the Issuer.
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
---------------------- ------ --------------------------------------------------
---------------------- ------ --------------------------------------------------
                         8    SHARED VOTING POWER
                              None
---------------------- ------ --------------------------------------------------
---------------------- ------ --------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
                              3,600,000 shres of the Common Stock of the Issuer.
---------------------- ------ --------------------------------------------------
---------------------- ------ --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              None
---------------------- ------ --------------------------------------------------
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,600,000 shares of the Common Stock of the Issuer.

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                         __
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.8% of the Common Stock of the Issuer.

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14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
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                                       2

Item 1.  Security and Issuer.

         This statement relates to the Common Stock of Global Links Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 4600 East Sunset Road, Suite 320, Henderson, Nevada 89014.

Item 2.  Identity and Background.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by USM Capital Group, Inc. (the "Reporting Person"). The Reporting Person's address is 5922-B Farnsworth Court, Carlsbad, California 92008.

         During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On June 16, 2003, the Issuer's and the Issuer's wholly-owned subsidiary, Global Links Capital Group, Inc. and Capitol Group Holdings Corporation executed that certain Plan and Agreement of Triangular Merger. Pursuant to the Plan and Agreement of Triangular Merger, the stockholders of Capitol Group Holdings desired to cause the merger of Global Links Capital Group with and into Capitol Group Holdings (the "Merger" herein), and receive shares of the common stock of the Issuer, par value $0.001 per share (the "Global Links Corp. Common Stock") and shares of the Series B preferred stock of the Issuer, par value $0.001 per share (the "Global Links Corp. Series B Preferred Stock") in exchange for all of their shares of the common stock of Capitol Group Holdings, par value $0.001 per share (the "Capitol Group Holdings Common Stock") and the Series B preferred stock of Capitol Group Holdings, par value $0.001 per share (the "Capitol Group Holdings Series B Preferred Stock"). Capitol Group Holdings is the Surviving Corporation (the "Surviving Corporation").

         The effective date of the Merger was June 16, 2003, the date of the filing of Articles of Merger in the State of Nevada. However, the parties agreed to delay the effective date until June 30, 2003.

         Before the Merger, the stockholders of Capitol Group Holdings owned 30,000,000 shares of the Capitol Group Holdings Common Stock and 3,000,000 shares of Capitol Group Holdings Series B Preferred Stock, which shares constituted all of the issued and outstanding shares of the capital stock of Capitol Group Holdings. As a result of the Merger, the stockholders of Capitol Group Holdings received, in exchange for all of their Capitol Group Holdings Common Stock and Capitol Group Holdings Series B Preferred Stock, 30,000,000 shares of the Global Links Corp. Common Stock and 3,000,000 shares of the Global Links Corp. Series B Preferred Stock.

         The previously issued and outstanding 30,000,000 shares of the Global Links Capital Group Common Stock and 3,000,000 shares of the Global Links Capital Group Series B Preferred Stock held by the Issuer, were exchanged for shares of the Capitol Group Holdings Common Stock and the Capitol Group Holdings Series B Preferred Stock, so that following the Merger, the Issuer owns 30,000,000 shares of the Capitol Group Holdings Common Stock and 3,000,000 shares of the Capitol Group Holdings Series B Preferred Stock, which shares constitute 100 percent of the issued and outstanding shares of the Capitol Group Holdings Common Stock and the Capitol Group Holdings Series B Preferred Stock.

         As a result of the Merger, the Reporting Person acquired 3,600,000 shares of the Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired its interest in the Issuer for the purpose of acquiring control of the Issuer.

         The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

          1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          2. An  extraordinary   corporate  transaction,   such  as  a  merger,
             reorganization  or  liquidation,   involving  the  Issuer  or  any
             of  its subsidiaries;

          3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          5. Any material change in the present capitalization or dividend policy of the Issuer;

          6. Any other material change in the Issuer's business or corporate structure, except that through its wholly-owned subsidiary, the Issuer will now become engaged in the business of the development and sale of affordable energy efficient housing to senior citizens;

          7. Changes  in  the   Issuer's   charter,   bylaws  or   instruments
             corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

          10. Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         The Reporting Person may be deemed to be the beneficial owner of 3,600,000 shares of the Common Stock of the Issuer, which constitute approximately 10.8 percent of the outstanding shares of the Common Stock of the Issuer. The Reporting Person has the sole power to vote and to dispose of all shares of the Common Stock of the Issuer owned by it directly.

         Other than the transaction described in Item 4 above, there have been no transactions in the Common Stock of the Issuer by the Reporting Person during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 10.1. Plan and Agreement of Triangular  Merger between the
         ------------
         registrant and its wholly-owned subsidiary, Global Links Capital Group, Inc., and Capitol Group Holdings Corporation.


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



                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  June 30, 2003
                             -----------------------
                             -----------------------
                                     (Date)


                             USM CAPITAL GROUP, INC.

                             By /s/ Robert C. Brehm